Exhibit 21.1

List of Subsidiaries

Company Name	Jurisdiction	Percentage of ownership
Thunder Power AI Subsidiary, Inc.	Delaware	100% directly owned by Thunder Power Holdings, Inc.
Thunder Power New Energy Vehicle Development Limited	BVI	100% directly owned by Thunder Power AI Subsidiary, Inc.